EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

SCICLONE PHARMACEUTICALS INTERNATIONAL LIMITED
SCICLONE PHARMACEUTICALS ITALY SRL
SCICLONE JAPAN K.K.
SCICLONE DO BRASIL – PRODUTOS FARMACEUTICOS LTDA